UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ASCENT SOLAR TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

043635101
(CUSIP Number)

August 2, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨   Rule 13d-1(b)
x   Rule 13d-1(c)
¨   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Redwood Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER 6,955,000* (1)
		6.	SHARED VOTING POWER 0
		7.	SOLE DISPOSITIVE POWER 6,955,000* (1)
		8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,017,289**
10	.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
11	.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (based on the total of 70,881,711 shares of Common Stock outstanding]. ***
12.		TYPE OF REPORTING PERSON (see instructions) OO—Limited Liability Company

* On August 2, 2016, the Company converted 126.64745 shares of the Issuer’s Series D Convertible Preferred Stock (the “Preferred Stock”) into the 6,955,000 shares of the Issuer’s Common Stock (the “Common Stock”) reported on Rows (5) and (7), above.

**The Company still holds 1,470.9497 shares of Preferred Stock. Because (i) the Preferred Stock, pursuant to its respective Certificate of Designation, is convertible into the Common Stock at a variable rate, and (ii) the exact number of shares of Common Stock that will be outstanding at the time of the Company’s next conversion is as of yet unascertained, the exact number of shares of Common Stock which the Company can acquire is inexact. However, these shares of Common Stock issuable upon conversion of the Preferred Stock is subject to a 9.99% blocker (the “Blocker”), and row (9) reflects the beneficial ownership of the Reporting Person based on the Blocker and the current amount of the Issuer’s Common Stock outstanding.

 *** The percentage listed in row (11) reflects the existence of the Blocker.

CUSIP No. 29277L108	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Ascent Solar Technologies, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices 12300 Grant Street, Thornton, Colorado, 80241

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed by Redwood Management, LLC, a Florida limited liability company (“Redwood,” or, the “Reporting Person”), with respect to shares of common stock, $0.0001 par value, of the Issuer (the “Common Stock”) beneficially owned by the Reporting Person.

(b)	Address of the Principal Office or, if none, residence 16850 Collins Ave, Suite 112-341, Sunny Isles Beach, Florida, 33160

(c)	Citizenship The Reporting Person is a Florida limited liability company.

(d)	Title of Class of Securities Common Stock, $0.001 value per share

(e)	CUSIP Number 043635101

CUSIP No. 29277L108	13G	Page 4 of 6 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	¨	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

•	Amount beneficially owned: 7,017,289*
•	Percent of class: 9.99%
•	Number of shares as to which the Reporting Person has:
•	Sole power to vote or to direct the vote: 6,955,000
•	Shared power to vote or to direct the vote: 0
•	Sole power to dispose or direct the disposition of: 6,955,000
•	Shared power to dispose or direct the disposition: 0

*On August 2, 2016, the Company converted 126.64745 shares of the Issuer’s Series D Convertible Preferred Stock (the “Preferred Stock”) into 6,955,000 shares of the Issuer’s Common Stock (the “Common Stock”). The Company still holds 1,470.9497 shares of Preferred Stock. Because (i) the Preferred Stock, pursuant to its respective Certificate of Designation, is convertible into the Common Stock at a variable rate, and (ii) the exact number of shares of Common Stock that will be outstanding at the time of the Company’s next conversion is as of yet unascertained, the Company’s exact beneficial ownership amount is inexact. However, the number of shares of Common Stock issuable upon conversion of the Preferred Stock is subject to the Blocker, and Item 4(a) reflects the beneficial ownership of the Reporting Person based on the Blocker and the current amount of the Issuer’s Common Stock outstanding.

CUSIP No. 29277L108	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

 By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on Following Page]

CUSIP No. 29277L108	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2016

REDWOOD MANAGEMENT LLC

By:	Gary Rogers
Signature

Manager
Name/Title